UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December  2023

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                              Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated December 19, 2023	3

Grifols, S.A.

Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA
Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of article 227 of the Law 6/2023, of 17 March, on Securities Markets and Investment Services, Grifols, S.A. (“Grifols” or the “Company”) hereby informs about the following

OTHER RELEVANT INFORMATION

The Company’s Board of Directors informs that it has resolved, in its meeting held on 18 December 2023, to unanimously approve, among others, the following resolutions:

•	Amend the Company’s Internal Regulations of the Board of Directors in the terms set forth in Annex I to adapt it to the Good Governance Code on listed companies. The new revised text of the Regulations will be notified to the Spanish Securities Market Commission (CNMV) through the procedure provided for this purpose and is also available on the Company’s corporate website (www.grifols.com). The Regulations will also be filed with the Commercial Registry for registration and the amendments will be reported at the next General Shareholders’ Meeting.

•	Accept the resignation tendered by Mr. Tomás Dagá Gelabert from his office as Vice-Secretary of the Board of Directors and to appoint Ms. Laura de la Cruz Galán as the new Vice-Secretary non-member of the Board of Directors.

In Barcelona, on 19 December 2023

Nuria Martín Barnés
Secretary to the Board of Directors

Annex I

THE REGULATIONS OF THE

INTERNAL FUNCTIONING OF THE

BOARD OF DIRECTORS OF “GRIFOLS

S.A.”

Article 13. The Executive Committee

1.	The Executive Committee, if any, will be composed of a number of Directors who in each case are determined by the Board of Directors, with a minimum of three (3) and a maximum of seven (7).

The qualitative composition of the Executive Committee shall reasonably reflect the composition of the Board and the balance established in this body among Executive, Proprietary and Independent Directors.

2.	The adoption of appointment resolutions for the members of the Executive Committee will require a favourable vote from at least two-thirds (2/3) of the members of the Board of Directors.

3.	The Chairperson of the Board of Directors will act as Chairperson of the Executive Committee and the duties of Secretary will be carried out by (a) the Secretary, or (b) a Vice-Secretary of the Board of Directors, at his/her choosing, who may be assisted or, as the case may be, substituted by (a) the Secretary or the following Vice-Secretaries, according to priority (when the duties are carried out by a Vice-Secretary), or (b) a Vice-Secretary, according to priority (when the duties are carried out by the Secretary).

THE REGULATIONS OF THE

INTERNAL FUNCTIONING OF THE

BOARD OF DIRECTORS OF “GRIFOLS

S.A.”

Article 13. The Executive Committee

1.	The Executive Committee, if any, will be composed of a number of Directors who in each case are determined by the Board of Directors, with a minimum of three (3) and a maximum of seven (7). The Executive Committee shall consist of at least two non-executive Directors, at least one of whom shall be independent.

~~The qualitative composition of the Executive Committee shall reasonably reflect the composition of the Board and the balance established in this body among Executive, Proprietary and Independent Directors.~~

2.	The adoption of appointment resolutions for the members of the Executive Committee will require a favourable vote from at least two-thirds (2/3) of the members of the Board of Directors.

3.	The Chairperson of the Board of Directors will act as Chairperson of the Executive Committee and the duties of Secretary will be carried out by (a) the Secretary, or (b) a Vice-Secretary of the Board of Directors, at his/her choosing, who may be assisted or, as the case may be, substituted by (a) the Secretary or the following Vice-Secretaries, according to priority (when the duties are carried out by a Vice-Secretary), or (b) a Vice-Secretary, according to priority (when the duties are carried out by the Secretary).

4.	The permanent delegation of powers by the Board of Directors in favour of the Executive Committee shall comprise all the powers of the Board, except those of a legal or institutional nature that cannot be delegated or those that cannot be delegated by virtue of what is established in these Regulations.

5.	The Executive Committee will endeavour to hold its general meetings on a monthly basis. However, it shall always meet when the Chairperson calls a meeting or it is requested by one-third (1/3) of its members.

6.	In those cases that, at the judgement of the Chairperson or one third (1/3) of the members of the Executive Committee when exercising their duties, and the importance of the matter so advises, the agreements adopted by the Committee shall be subject to the ratification of the Board of Directors in full.

The same applies to those matters that the Board has referred to the Executive Committee for study, reserving the right to make the final decision.

In any other cases, the resolutions adopted by the Executive Committee shall be valid and binding, without the need for later ratification by the Board in full. In the case of a tied vote, the vote of the Chairperson shall be final.

7.	The Executive Committee must inform the Board of matters discussed and of resolutions adopted during its meetings. All the members of the Board shall receive a copy of the minutes of the Executive Committee meetings.

* * *

4.	The permanent delegation of powers by the Board of Directors in favour of the Executive Committee shall comprise all the powers of the Board, except those of a legal or institutional nature that cannot be delegated or those that cannot be delegated by virtue of what is established in these Regulations.

5.	The Executive Committee will endeavour to hold its general meetings on a monthly basis. However, it shall always meet when the Chairperson calls a meeting or it is requested by one-third (1/3) of its members.

6.	In those cases that, at the judgement of the Chairperson or one third (1/3) of the members of the Executive Committee when exercising their duties, and the importance of the matter so advises, the agreements adopted by the Committee shall be subject to the ratification of the Board of Directors in full.

The same applies to those matters that the Board has referred to the Executive Committee for study, reserving the right to make the final decision.

In any other cases, the resolutions adopted by the Executive Committee shall be valid and binding, without the need for later ratification by the Board in full. In the case of a tied vote, the vote of the Chairperson shall be final.

7.	The Executive Committee must inform the Board of matters discussed and of resolutions adopted during its meetings. All the members of the Board shall receive a copy of the minutes of the Executive Committee meetings.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  December 19, 2023